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                   Filed by CBOT Holdings, Inc.
                   Subject Company--CBOT Holdings, Inc.
                   Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                    * * * *

The following communication was distributed to the Members of the CBOT on March 8, 2002:


                                 March 8, 2002




Dear Members:

We would like to provide an update on the status of the lawsuit filed by certain Associate members and membership interest holders against certain named full members in connection with the proposed allocation of shares in a restructured CBOT. The lawsuit was initially filed in August 2000 and has been the subject of numerous procedural rulings. Most recently, the Court has considered two matters: (1) the amendment of the plaintiff's complaint to include the Exchange as a defendant, and (2) the plaintiff's request that the court certify the lawsuit as a class action with a class of plaintiffs composed of all Associate members and membership interest holders (other than full members) and a class of defendants composed of all full members.

The CBOT filed a motion to dismiss the complaint against the Exchange; on February 8, 2002, our motion to dismiss was granted. The CBOT also opposed plaintiffs' motion to have the lawsuit certified as a class action with both plaintiff and defendant classes of members. Yesterday, the court granted plaintiffs' motion and denied the CBOT's request for an immediate appeal of that ruling to the Illinois Appellate Court.

To date, all rulings in this matter have been procedural and have not addressed the merits of the lawsuit. In making its ruling yesterday, the Court expressed a desire to proceed in an expeditious manner to a determination of the substantive issues raised by the lawsuit. The CBOT welcomes that opportunity and will continue to represent all full member defendants in this matter.

                                                Sincerely,


                                                /s/ Nickolas J. Neubauer

                                                Nickolas J. Neubauer



While CBOT Holdings, Inc. ("CBOT Holdings") has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. ("CBOT"), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.